

Growing MARSH

SUPERMARKETS, INC.

2003 ANNUAL REPORT


MARSH
MARSH


BANQUET & CONFERENCE CENTER


McNAMARA
8707


MARSH
MARKET PHARMACY






Bill Foods


O'Malia Food Markets


Savin's
Mercado
Fresco

Growing® MARSH®

Founded in 1931, Marsh® Supermarkets, Inc. has continuously evolved to meet the needs of its customers.

"Growing Marsh" is matching the resources of a diversified food retailer to the different lifestyles of an ever-changing consumer. Driving that process is our unyielding promise of quality, service, and value.

We have made, and will continue to make, a significant investment in our employees. We strive to provide an environment that attracts and retains the best people in the industry to serve the best customers in the world–our customers!



Marsh® Supermarkets, one of the largest regional grocery chains in the United States, operates 67 Marsh® stores, 34 LoBill Foods® stores, 8 O'Malia Food Markets, 167 Village Pantry® convenience stores and 3 Savin*$ stores in central Indiana and western Ohio.

In addition, the Company operates Crystal Food Services™, which provides upscale catering, cafeteria management, office coffee, vending, and concessions; Primo Banquet Catering and Conference Centers; Floral Fashions; McNamara Florists and Enflora®, Flowers for Business.

Marsh Supermarkets, Inc., a publicly held company, employs nearly 15,000 people in its various businesses.

Marsh common stock is traded on the NASDAQ National Market System (MARSA and MARSB).

Visit us on the web at **www.marsh.net.**

Marsh Supermarkets, Inc.

Chairman's Letter



For over 70 years, Marsh Supermarkets has celebrated a legacy of retailing success while always looking toward the future of unlimited opportunity. As the importance of convenience continues to grow throughout the world, our challenge is to stay one step ahead of the needs of a constantly changing consumer.

Today, satisfying those needs is not as simple as it was in 1931, the year Marsh was founded. A retailer knew his customers by name and could easily anticipate their needs. As society advanced during the past 70 years, the needs of consumers have changed dramatically and so has the face of retail.

At Marsh, we have continuously evolved to meet the needs of our customers. We have a new and energetic president, David A. Marsh. Together, we are working to position the company for a bright future. During the past year, we have been restructuring Marsh, from infrastructure support to the individual products we sell and how we sell them.

* A new state-of-the-art frozen food warehouse was opened. The additional space provides the opportunity to satisfy the growing importance of the frozen food category to the consumer. In addition, many of our store's frozen sections were remodeled to include new frozen food cases that enhance the selection and variety of frozen foods for our customers.

* The Company introduced "MyMarsh," a quantum leap forward in loyalty card marketing. This system includes a touch screen at the point-of-sale and delivers static- and motion-based communications. The technology provides an economically viable method to communicate information, incentives and rewards to specific customers or customer groups. The system is a step toward fulfilling the promise of customer-specific one-to-one marketing. Additionally, individual MyMarsh kiosks are being installed at each Marsh store location so customers may receive offers as they begin their shopping experience.

* The Village Pantry division embarked on an extensive remodel and reimage program at 102 of our 167 convenience stores. The reason for the new image was to signal to the consumer that there has been a change at their Village Pantry store -- a reason for them to stop in and check it out. The current comparable store sales results support that this goal has been achieved.

* Crystal Food Service acquired Southern Heritage, a custom coffee roasting company, selling coffee to customers in 46 states across the country. This acquisition provides vertical integration for Coffee Etc., our coffee service company. In addition, Southern Heritage will provide the private label coffee in our supermarkets, and significant potential exists to market this coffee to other supermarket and convenience store retailers.

In Fiscal 2003, we also took significant steps to streamline our processes, enhance our efficiency and direct our resources toward strengthening our operations across the board. We are certain that these strategic moves will result in a stronger future for our Company.

* At the corporate level, we completed our restructuring plan, centralizing and strengthening our administrative capabilities at our Indianapolis, Indiana headquarters. We consolidated our multi-division supermarket operation into a single central service operation, and consolidated the purchasing functions for greater leverage with vendors.

* The consolidation of McNamara and Marsh Floral Fashions continues. This union allows our purchasing team to buy directly from the growers and process the flowers at our Floral Design Center.

* During the 4th quarter, we made the difficult decision to close Fresh Express Home Delivery Service, which allowed customers to place grocery orders for pick-up at the store or delivery to their home since 1995. The costs of continuing this program outweighed the benefits to our shareholders.

* The Company has also identified improvements in energy savings, store labor, warehouse and transportation. In fact, during the third and fourth quarters, our operational efficiency was the best in our Company's history. Additionally, we made significant changes to our medical plans to help control rapidly escalating medical costs. Several other changes have been identified, and we continue to evaluate programs and expenses for their cost effectiveness.

We are also taking steps to strengthen our balance sheet. We reduced our outstanding debt by over $35 million during the year. The Company purchased at a discount, and subsequently retired, $30 million of senior subordinated notes. In addition, proceeds from our revolving credit facility were used to retire the 7% convertible debentures in the fourth quarter. The lower debt balance and lower interest rates will improve future interest expense and leverage ratios.

While our goal has always been to provide the customer with the highest levels of variety and selection, we believe that an opportunity exists to improve inventory management. We have set goals to improve inventory levels at the warehouses and in our stores, without disrupting the standards our customers have come to expect.

Fiscal 2003 was a challenging year for Marsh Supermarkets and our industry, and yet we remained focused on our long-term goal of being the best store in town. In the face of unfavorable market conditions and unprecedented levels of competitive stores open less than one year, we took significant steps to streamline our processes, enhance our efficiency and direct our resources toward strengthening our operations across the board. These actions have not only allowed us to maintain our leadership position in our primary markets, they have also positioned us to make even greater strides as we go forward. In short, throughout Fiscal 2003, our focus was to implement strategic moves that we are confident will result in a stronger future for our Company.

Going forward, we will continue to focus on streamlining our business and leverage our technology investments in order to improve performance at all of our locations. We plan to continue our growth through new stores and remodels. We plan to open two new concept supermarkets - unlike any supermarkets in our market today. Our plans also include one new conventional Marsh Supermarket, the remodel of four to six supermarkets, one new LoBill Foods, and converting one Marsh Supermarket to a LoBill Foods. We are evaluating the remaining Village Pantry stores for their remodel and reimage needs.

As we look ahead to Fiscal 2004, there is uncertainty as to when we will see an economic upturn or to what degree the geopolitical realities of today will impact our economy. We are confident, however, that our actions will position us to enhance our performance in the future.

In closing, we would like to thank our employees for their continued hard work and commitment to providing the best service in the industry. It is their dedication that has enabled us to meet the challenges of the past year. We would also like to acknowledge the ongoing support of our shareholders and customers as we reaffirm our resolve to continue to be the best store in town.



Don E. Marsh
Chairman of the Board and
Chief Executive Officer

Connecting with our Customers

Our promise to our customer remains as consistent and true today as it was 72 years ago - to provide the best Quality, Value and Service - A Marsh Tradition.





The Marsh brand promise has remained true and steadfast since 1931. Seventy-two years ago our promise to our customer was exemplified with three powerful words: quality, value and service. That promise remains unchanged today. At Marsh Supermarkets we provide our customers with the highest quality products, delivered with unmatched customer service, at an excellent value. Our associates in each department are passionate about the quality of products and pride themselves on presentation and service.

To provide Marsh customers with the widest variety and the freshest produce the world has to offer, our extensive line is sourced from over sixty countries around the world. First to market with the highest quality products is what Marsh delivers and this year the readers of Indianapolis Woman magazine recognized Marsh as the BEST supermarket for produce-validating the execution of our commitment to our customers.

In our grocery aisles, customers may select from a wide variety of national brands along with an extensive line of Marsh branded products, including our new premium Marsh Signature line. The Marsh brand is another way for us to ensure the highest quality at the best value for our customers.

Since 1974 when Marsh implemented the first UPC scanner in the world, we continually strive to be on the forefront of technology to offer our customers the best shopping experience.

The Marsh Pharmacy Division has enjoyed steady growth over the past few years. We operate 41 pharmacy locations throughout our supermarket divisions. Our dedicated pharmacists at Marsh, LoBill and O'Malia stores focus on patient relationships and provide trusted health care services. We offer clinical programs on a variety of topics like diabetes, weight and medication management, hypertension, women's health, cholesterol and include training and counseling as part of our patient focused services. New this year, Marsh partnered with the State of Indiana to sponsor Lighten Up Indiana, a state-wide health initiative to educate participants about the benefits of attaining and maintaining a healthy weight and lifestyle. Our annual flu-shot program had another successful year serving over 21,000 customers throughout all our supermarket divisions.







Marsh provides our customers with quality, value and service, and not only in relation to food. This past year, we introduced "MyMarsh", an interactive, one-to-one technology at the point-of-sale, offering customers specific, relevant electronic offers tailored for each individual shopper based on past shopping behavior. Additionally, this new system allows us to offer customers membership in select clubs, participation in sweepstakes, and an accumulation tally of their specific Fresh IDEA loyalty card savings. In addition, recipes, upcoming sales promotions and community sponsored events all may be showcased through this system.

Across all of our pharmacy divisions brands one theme is clear - our pharmacists do more than dispense medication, we strive to provide quality healthcare services and programs dedicated to helping our customers achieve their desired health outcomes.

We strive to Create a Unique Shoppin



g Destination...







The Marsh Prime Cut Meat department features USDA Prime graded beef, Laura's Lean beef products, Grade A Poultry and American raised lamb. Our exclusive signature products include Marsh Honey Gold Ham and Marsh Signature Pork that surpass the expectations of even the most discriminating tastes. Our Fish Markets offer the largest variety and selection of USDC graded seafood and fresh fish available in our marketplace.

The Marsh Food Courts combine the boutique elegance of a deli, a bakery, a diner and a coffee bar into a single culinary experience. From espresso, flavored coffees, Italian pastry or Fettuccini Alfredo, the Marsh customer will find solutions to all culinary desires, including Marshs' own home meal replacement line of Chef Fresh Entrees developed exclusively by our Marsh chefs and available for dine-in or take-out.

Accommodating Variety and Life

Together O'Malia's, LoBill Foods and Savin*$ complement our Marsh supermarket brand by providing a diversified alternative to accommodate today's complex consumer.







Savin*$ is a limited assortment, self-service store with a no frills approach to merchandising. The Savin*$ brand is operated under our LoBill division banner and prides itself on the lowest possible prices. Savin*$ operates three store locations of approximately 10,000 square feet and remains true to their slogan, "the little store that saves you more". One of the locations, Savin*$ Mercado, features predominately Hispanic product lines and operates in tandem with a traditional LoBill Foods supermarket. This provides the consumer a specialty market along side a conventional supermarket.

O'Malia Food Markets have served Indianapolis families since 1966. In 2001, Marsh acquired the chain to join the Marsh family of companies and operate as the O'Malia Food Markets brand.

tyles!

The O'Malia Food Markets are best described as an upscale, full service hometown food market. The eight O'Malia Food Markets locations are approximately 32,000 square feet each and feature unique and hard to find specialty items. With the recent addition of two new retail locations on the south side of Indianapolis, the O'Malia brand is now represented in neighborhoods throughout the Indianapolis area.

O'Malia customers appreciate the quality meats, upscale specialty products and the unsurpassed high level of personal service throughout the store which includes carrying out your grocery order and delivering it to your car with a smile. O'Malia customers have adopted the phrase..."O'nly at O'Malia's"... and we intend to carry on the tradition of a long standing quality reputation with our O'Malia brand.

The LoBill Foods Division originated in 1991 as a brand that delivers price satisfaction to the budget-minded shopper. LoBill Foods theme of featuring "rock bottom low prices", "LoBill LoBuys" and senior citizens discounts enhances its everyday low price image and LoBill provides an answer for many families and individuals who desire to watch their food budget. In addition to the emphasis on providing value - quality and consistency are also staples. The typical LoBill Foods store is a conventional supermarket of approximately 32,000 square feet and provides a neighborhood grocery store atmosphere offering friendly service. To date, LoBill Foods operates 34 stores throughout Indiana and western Ohio.



We simply say it with flowers!

At Marsh the language of flowers is a multi-brand strategy where we strive to meet the needs of every floral customer. In order to provide our customers with all aspects of floral sentiment, we have four distinct brands: McNamara; Floral Fashions; Enflora, Flowers for Business; and McNamara Marketplace. Each brand is uniquely fashioned with products and services for specific customer expectations.

McNamara is an upscale residential retail florist in the classic tradition of full service. Our six store locations are fashioned around seasonal lifestyle vignettes for decorating inspiration. McNamara is one of the top 20 FTD florists in the United States and Canada and first in our market.

The EnFlora, Flowers for Business brand is customer specific focusing on the needs of the corporate market. Our promise is artistry for exclusive statements in event and business flowers.

Floral Fashions is a defined service florist operating boutique shops inside our supermarkets providing broad market appeal and highlighting convenience and value. Floral arrangements and premium bouquets as well as single stem flowers are always on display for those spontaneous occasions.

McNamara Marketplace is our most recent floral brand. This brand is designed to market quality flowers within a self-serve environment. This format is ideal for hospitals, gift stores, bookstores and other select retail locations. Currently, we have eight units operating inside the O'Malia Food Markets.

By working together to serve our unique customers, our multi-brand floral areas of McNamara; Enflora, Flowers for Business; Floral Fashions and McNamara Marketplace can fulfill the need of every floral customer.












The convenience of Village Pantry is:







OUR PROMISE IS FAST, FRESH AND FRIENDLY TO CUSTOMERS IN A HURRY

In 1966, small neighborhood grocery stores were disappearing in favor of supermarkets in high traffic trade areas. Knowledgeable of the grocery retail business and changing lives of the consumer, Don Marsh realized the need for a new small store market and quickly assembled a team to focus on a market with one thing in mind - convenience. In response to this demand we opened our first Village Pantry convenience store.

The brand grew quickly and thirty-seven years later, our brand of 167 Village Pantry convenience store locations are still going strong. First and foremost they provide FAST, FRESH and FRIENDLY service for our convenience minded customers.

This past year, 102 of our Village Pantry stores were remodeled and reimaged thus keeping the stores fresh and

till going strong!





clean. A new logo for Village Pantry was introduced - a distinctive VP logo along with the logo of our gasoline partner, Marathon® Oil. Several of our Village Pantry store locations offer free-standing car washes discounted with fuel purchases, lottery tickets sales, ATM banking services, and Bob Evans® hot breakfast entrees. Delicious Village Pantry donuts, Bean Brothers coffee and fresh made deli sandwiches have become staple items for many Village Pantry customers.

With a new look and logo, coupled with the Village Pantry tradition of FAST, FRESH and FRIENDLY, customers know they can count on the Village Pantry brand for quality, service and of course convenience.









A Crystal
designed
for success!

Crystal Food Service became a Marsh brand in 1995. Today, Crystal is the premier caterer in Indiana and the 25th largest food service company in the United States. Crystal Food Service offers banquet facilities, catering services, corporate cafeteria management, vending, office coffee and custom food production at Butterfield Foods, a USDA approved facility. The Crystal brand is recognized as a vertically integrated company designed to deliver a variety of food service solutions. Each business group within Crystal Food Services fulfills a specific customer expectation.

New this year, Crystal Food Service acquired Southern Heritage Coffee Company based in Winchester, Kentucky. Unique attributes of this addition allow us to customize flavor roasting of whole coffee beans sourced throughout the world and serve customers in 46 states. Additionally this allows vertical integration within our company into our Village Pantry convenience stores, [coffee etc.] division, supermarkets and catering divisions.

The Crystal formula for success is to combine the highest quality food and beverage products with superior, unmatched personal service.

Enriching the Communities we serve

Supporting diversified programs and charitable events allows us to enrich the communities that we serve and support activities for the entire family.

Marsh Supermarkets delights not only in providing the customer the best shopping experience in our store locations, but also in enriching the communities that we serve. Since 1931, our corporate philosophy has remained focused on being proactive about community involvement. Our areas of focus include: feeding the hungry by supporting food banks and local soup kitchens and pantries; health and wellness initiatives; education and youth oriented programs; community development, and promoting culture and the arts. Supporting numerous diversified programs and charitable events allows us to enrich the communities that we serve and support activities for the entire family.



By utilizing our Marsh Fresh IDEA loyalty card, we enable our customers to designate the charities they wish to directly support through our Marsh Community Shopper program. We view this as a Fresh IDEA in giving! Additionally, Fresh IDEA cardholders can participate in the national Upromise® program, designed to support educational endeavors, such as Section 529 College Savings accounts.

erve!

Marsh Kids' Club Family Walk, with Peyton Manning, Marsh Symphony on the Prairie, and Marsh Boy Scouts Cookout on the Circle are just a sample of events that carry the Marsh banner of support. The Indiana Pacers Fresh IDEA Extra Value Games, The Marsh sponsored Colts in Motion Traveling Community Caravan, and Fresh IDEA discount games for the Indianapolis Indians and Ice demonstrate the diversity of our community support.







Marsh utilizes store locations to offer advance discount tickets to assorted cultural and community events. Additionally, we are the exclusive grocery retailer in our market to offer Ticketmaster® ticket centers in 31 select store locations to provide our customers with numerous entertainment event choices.

At Marsh, we truly enjoy our philanthropic involvement and giving back to our community. We view our commitment of support today as we did 72 years ago - our community participation is a strong investment in our future.

Table of Contents



QUALITY SINCE 1931
MARSH
QUALITY SINCE 1931
MARSH
FANCY
Tomatoes
QUALITY SINCE 1931
MARSH
QUALITY SINCE 1931
MARSH
Tomato Sauce
NET WT 15 OZ
QUALITY SINCE 1931
MARSH
Tomato Sauce
NET WT 8 OZ

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)

	2003	2002	2001
Total revenues	$1,655,735	$1,642,599	$1,545,903
Income from continuing operations	4,045	11,541	10,646
Diluted earnings per share from continuing operations	$.50	$1.31	$1.20
Dividends per share	.46	.44	.44
Total assets	$554,880	$583,230	$577,814
Long-term liabilities	227,157	263,756	262,485
Shareholders' equity	131,448	140,797	138,276
Book value per share	$16.54	$17.66	$16.96
Number of shares outstanding at year end	7,947	7,972	8,155
Income from continuing operations as a percentage of:			
Sales and other revenues	.2%	.7%	.7%
Average shareholders' equity	3.0%	8.3%	7.9%
Stores open at year-end:			
Supermarkets	112	109	101
Convenience stores	167	191	187



Marsh® Supermarkets, Inc. was founded in 1931 with one store in Muncie, Indiana. In 1953, the Company went public with 16 stores. Today, it is a leading regional food retailer headquartered in Indianapolis, Indiana. The Company operates 67 Marsh® Supermarkets, 34 LoBill Foods®, 8 O'Malia Food Markets®, 167 Village Pantry® convenience stores, and 3 Savin*$ stores, all in Indiana and Ohio, Crystal Food Services™, a specialist in catering, office coffee, coffee roasting, business cafeteria management, vending and concessions, Primo Banquet Catering and Conference Centers, Floral Fashions, and McNamara Florist and Enflora® Flowers for Business.

The nearly 15,000 Marsh employees serve two million customers each week.

SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

AS OF AND FOR THE YEAR ENDED	March 29, 2003	March 30, 2002	March 31, 2001	April 1, 2000	March 27, 1999
Total revenues	$1,655,735	$1,642,599	$1,545,903	$1,423,736	$1,288,996
Income from continuing operations before income taxes	7,102	17,613	15,795	15,480	11,616
Income from continuing operations	4,045	11,541	10,646	10,459	8,427
Discontinued operation:					
Income (loss), net of tax	–	(859)	1,290	1,807	3,154
Gain (loss) on disposal, net of tax	(354)	2,726	–	–	–
Net income	$ 3,691	$ 13,408	$ 11,936	$ 12,266	$ 11,581
Basic earnings per common share:					
Continuing operations	$ .50	$1.45	$1.30	$1.25	$1.02
Discontinued operation	–	(.11)	.16	.22	.38
Disposal of discontinued operation	(.04)	.34	–	–	–
Net income	$ .46	$1.68	$1.46	$1.47	$1.40
Diluted earnings per common share:					
Continuing operations	$ .50	$1.31	$1.20	$1.16	$ .96
Discontinued operation	–	(.09)	.13	.18	.32
Disposal of discontinued operation	(.04)	.29	–	–	–
Net income	$ .46	$1.51	$1.33	$1.34	$1.28
Dividends declared per share	$.46	$.44	$.44	$.44	$.44
Total assets	$554,880	$583,230	$577,814	$567,005	$509,683
Long-term liabilities	227,157	263,756	262,485	232,990	241,720
Total shareholders' equity	131,448	140,797	138,276	132,912	124,480

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

(in thousands, except per share amounts)

	2003				2002			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Sales and other revenues	$369,012	$382,305	$512,722	$383,495	$370,044	$385,064	$506,795	$374,799
Gains from sales of property	4,249	406	1,875	1,671	3,239	771	1,435	452
Total revenues	373,261	382,711	514,597	385,166	373,283	385,835	508,230	375,251
Gross profit	110,790	113,833	154,578	118,935	117,915	118,086	150,131	112,584
Selling, general and administrative	102,241	101,586	138,739	102,914	103,367	101,587	133,488	97,255
Depreciation	5,714	5,633	7,527	5,590	5,407	5,779	6,941	4,756
Operating income	2,835	6,614	8,312	10,431	9,141	10,720	9,702	10,573
Interest	5,021	5,416	7,410	5,423	5,600	5,138	6,712	5,073
Other non-operating income	(1,209)	(971)	–	–	–	–	–	–
Income from continuing operations before income taxes	(977)	2,169	902	5,008	3,541	5,582	2,990	5,500
Income taxes	(333)	965	578	1,847	1,442	1,837	941	1,852
Income from continuing operations	(644)	1,204	324	3,161	2,099	3,745	2,049	3,648
Discontinued operation:								
Income (loss) from operations, net of tax	–	–	–	–	–	–	(1,122)	263
Gain (loss) on disposal, net of tax	(180)	25	(18)	(181)	(159)	(390)	3,275	–
Net income (loss)	$ (824)	$ 1,229	$ 306	$ 2,980	$ 1,940	$ 3,355	$ 4,202	$ 3,911
Basic earnings (loss) per common share:								
Continuing operations	$(.08)	$.15	$.04	$ .40	$ .26	$ .47	$ .26	$.46
Discontinued operation	–	–	–	–	–	–	(.14)	.03
Disposal of discontinued operation	(.02)	–	–	(.02)	(.02)	(.05)	.41	–
Net income (loss)	$(.10)	$.15	$.04	$ .38	$ .24	$ .42	$ .53	$.49
Diluted earnings (loss) per common share:								
Continuing operations	$(.08)	$.15	$.04	$ .35	$ .24	$ .42	$ .25	$.41
Discontinued operation	–	–	–	–	–	–	(.12)	.03
Disposal of discontinued operation	(.02)	–	–	(.02)	(.02)	(.04)	.35	–
Net income (loss)	$(.10)	$.15	$.04	$ .33	$ .22	$ .38	$ .48	$.44
Common stock prices (daily close):								
Class A – High	$13.35	$12.49	$15.41	$15.88	$15.61	$15.03	$15.01	$15.53
Low	10.99	10.99	11.74	13.73	14.14	12.32	12.96	13.39
Class B – High	11.88	12.48	13.84	14.29	14.77	14.06	14.16	13.17
Low	9.64	11.33	11.33	12.46	13.00	12.31	11.97	10.16
Cash Dividend: Class A	$.13	$.11	$.11	$.11	$.11	$.11	$.11	$.11
Class B	.13	.11	.11	.11	.11	.11	.11	.11

Cash dividends have been paid on the common stock during each quarter for the past 43 years.

Quarterly earnings per share are based on weighted average shares outstanding for the quarter; therefore, the sum of the quarters may not equal the full year earnings per share amount.

The first, third and fourth quarters are 12 weeks. The second quarter is 16 weeks.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Regarding Forward-Looking Statements

This report includes certain forward-looking statements (statements other than those made solely with respect to historical fact). Actual results could differ materially and adversely from those contemplated by the forward-looking statements due to known and unknown risks and uncertainties, many of which are beyond the Company's control. The forward-looking statements and the Company's future results, liquidity and capital resources are subject to risks and uncertainties, including the following: the entry of new competitive stores and their impact on the Company; softness in the local and national economies and the general retail food industry; the level of discounting and promotional spending by competitors; the Company's ability to implement its improvement initiatives; the ability of the Company to predict and respond to changes in customer preferences and lifestyles; food price deflation; uncertainties regarding future real estate gains; stability and timing of distribution incentives from suppliers; the Company's ability to control cost including labor, medical, rent, credit card, and workers compensation and general liability expense; the impact of any acquisitions and dispositions; the level of margins achievable in the Company's operating divisions; uncertainties regarding gasoline prices and margins; the success of the Company's new and remodeled stores, including image and rebranding programs; the successful economic implementation of new technology; uncertainties related to state and federal taxation and tobacco and environmental legislation; the successful integration of acquisitions; potential interest rate increases on variable rate debt; the timely and on budget completion of store construction, expansion, conversion and remodeling; the ability to complete share repurchases, and other known and unknown risks and uncertainties. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

Strategy

In response to the current year decline in same store sales, combined with the expectation that certain expenses, particularly medical costs, workers compensation costs, credit card fees, utilities and insurance, will continue to increase, the Company's management identified a number of cost improvement initiatives that the Company began pursuing during the fourth quarter of 2003 and intends to pursue in fiscal year 2004. Those initiatives include seeking greater efficiencies in store labor scheduling, changes to employee medical benefits plans, lowering interest expense by replacing fixed rate debt with lower variable rate debt, improvements in warehousing and delivery logistics, selective store closings, a reduction in headquarters expense and discontinuance of home delivery service. Given the difficult competitive environment, and known and unknown risks and uncertainties associated with these initiatives, there can be no assurances regarding the ultimate success or impact of these initiatives on the Company's results of operations or financial condition.

Results of Operations

The following table sets forth certain income statement components, expressed as a percentage of sales and other revenues, and the percentage change in such components:

	Percentage of Revenues Year Ended			Percentage Change	
	March 29, 2003	March 30, 2002	March 31, 2001	2003 vs. 2002	2002 vs. 2001
Total revenues	100.0%	100.0%	100.0%	0.8%	6.3%
Gross profit	30.1	30.4	30.0	(0.1)	7.6
Selling, general and administrative	26.9	26.5	25.8	2.2	9.1
Depreciation	1.5	1.4	1.6	6.9	(6.2)
Operating income	1.7	2.4	2.6	(29.8)	1.7
Interest	1.4	1.4	1.5	3.3	(1.0)
Other non-operating expense (income)	(0.1)	–	0.1	n/m	n/m
Income from continuing operations before income taxes	0.4	1.1	1.0	(59.7)	11.5
Income taxes	0.2	0.4	0.3	(49.7)	17.9
Income from continuing operations	0.2	0.7	0.7	(65.0)	8.4

n/m = not meaningful

Total Revenues

In 2003, consolidated total revenues of $1,655.7 million increased $13.1 million, or 0.8%, from 2002. Supermarket, convenience store and food service revenues accounted for 81%, 15% and 3%, respectively, of consolidated revenues. Sales and other revenues decreased in supermarkets 0.6%, but increased in convenience stores 3.5% and in food service 20.1%. In 2003, consolidated revenues excluding fuel sales increased 0.2%, but sales in comparable stores, including replacement stores and format conversions, decreased 3.1% from 2002. Comparable store sales for the fourth quarter of 2003 decreased 2.2% from 2002, following a 3.8% decline in the third quarter of 2003 from 2002. Increased competitive square footage and promotions, a weak economy and food deflation all contributed to the decline in same store sales.

In 2003, comparable convenience store inside sales (retail sales excluding fuel sales) increased 4.4% and comparable store fuel gallons sold increased 5.4% in 2003 from 2002. Gains from sales of property in the normal course of operations were $8.2 million in 2003 compared to $5.9 million in 2002.

Although results may vary from period to period, future gains from sale of properties are not expected to equal or exceed historical levels due to the limited real estate holdings available for sale in the normal course of business, which could have a material adverse affect on the Company's results of operations.

In 2002, consolidated total revenues of $1,642.6 million increased $96.7 million, or 6.3%, from 2001. Supermarket, convenience store and food service revenues accounted for 83%, 14% and 3%, respectively, of consolidated revenues. Total revenues increased in supermarkets 7.9% and in food service 7.0%, but declined in convenience stores 2.9%. In 2002, consolidated sales excluding fuel sales increased 6.5% and sales in comparable stores, including replacement stores and format conversions, increased 2.5% from 2001. Comparable store sales increased over the respective year earlier quarter during each quarter of 2002 despite competitive activity and low rates of food price inflation.

In 2002, convenience store inside sales (retail sales excluding fuel sales) decreased 1.2% and fuel gallons sold increased 3.6% from 2001. Gains from sales of property were $5.9 million in 2002 compared to $3.7 million in 2001.

Gross Profit

Gross profit is net of warehousing, transportation and promotional expenses. Expressed as a percentage of revenues, consolidated gross profit was 30.1% of total revenues in 2003 compared to 30.4% in 2002, however, consolidated gross profit excluding fuel was 31.5% in both 2003 and 2002. Gross profit as a percentage of revenues declined in supermarkets and convenience stores, but improved in food service.

In 2002, consolidated gross profit was 30.4% of revenues compared to 30.0% in 2001. Consolidated gross profit excluding fuel, expressed as a percentage of revenues, was 31.5% in 2002 compared to 31.3% in 2001. Consolidated gross profit in 2002 includes $1.3 million from the termination of a fuel supplier's agreement. Gross profit as a percentage of revenues improved in supermarkets and declined slightly in both convenience stores and food service.

Selling, General and Administrative Expenses

In 2003, consolidated selling, general and administrative expenses were 26.9% of consolidated sales and other revenues compared to 26.5% in 2002. The increase, as a percentage of consolidated total revenues, was primarily attributable to higher medical benefits costs, building and equipment rent and repairs, workers compensation and credit card fees, partially offset by lower wage costs. Excluding supermarket format conversions, wages in stores open both years decreased 4.3% in 2003 from 2002 due to continued efforts to improve labor efficiency.

During the fourth quarter of 2003, the Company announced a reorganization in headquarters staff, the discontinuance of its home delivery service and the closing of a LoBill supermarket. As a result of the headquarters staff reorganization, the Company took a $1.1 million charge against earnings in 2003.

In 2002, consolidated selling, general and administrative expenses were 26.5% of consolidated sales and other revenues compared to 25.8% in 2001. Wages in stores open both years, excluding supermarket conversions to the LoBill format, increased 1.3% in 2002 from 2001.

Depreciation

Depreciation expense was $24.5 million, $22.9 million and $24.4 million in 2003, 2002, and 2001, respectively. Expressed as a percentage of revenues, depreciation expense was 1.5% in 2003, 1.4% in 2002 and 1.6% in 2001.

As a result of its periodic examination and review of its accounting policies and practices in 2001, the Company determined that a revision of the estimated useful lives used to depreciate buildings and land improvements and leasehold improvements was appropriate in light of the Company's historical experience and its assessment of prevailing industry practice. The change was effected in the third quarter of 2001. The change resulted in a decrease in depreciation expense of $3.9 million and an increase in net income of $2.6 million, or $.32 per diluted share, for the year ended March 29, 2003, a decrease in depreciation expense of $4.5 million and an increase in net income of $2.9 million, or $.31 per diluted share, for the year ended March 30, 2002 and a decrease in depreciation expense of $2.4 million and an increase in net income of $1.6 million, or $.17 per diluted share, for the year ended March 31, 2001.

Interest

Interest expense was $23.3 million in 2003, $22.5 million in 2002, and $22.7 million in 2001. As a percentage of revenues, interest expense was 1.4% in both 2003 and 2002 and 1.5% in 2001.

Other Non-operating Expense

In 2003, the Company repurchased $30.5 million of its outstanding senior subordinated debentures on the open market at discounts to face value resulting in gains of $2.2 million, net of pro-rata debt issuance costs.

Income Taxes

The effective income tax rate was 43.0% for 2003, 34.5% for 2002, and 32.6% for 2001. The increase in the effective rate for 2003 over the prior years was due primarily to the decline in pretax income. The effective income tax rate for 2004 is expected to approximate 37%.

Capital Expenditures

Capital expenditures and major capital projects completed during the last three years consisted of:

	2003	2002	2001
Capital expenditures (millions)	$48.7	$66.0	$55.1
Supermarkets			
New/acquired stores	3	13	8
Closed stores	1	2	–
Major remodels/expansions	3	2	–
Format conversions	1	6	–
Convenience stores			
New/acquired stores	–	7	15
Closed stores	22	10	7

In 2003, the Company constructed one new supermarket, acquired two supermarkets, remodeled three supermarkets, began the remodel of one supermarket, converted one Marsh store to the LoBill format and opened two floral shops. The Company completed construction of a 119,000 square foot frozen food distribution facility that began operating in August 2002. Over 100 convenience stores were re-imaged with new exterior graphics and painting, new interior décor and new interior fixture layout. Twenty-two under performing convenience stores were closed during the year with the majority of the closings concurrent with lease expirations.

During 2002, the Company disposed of its wholesale division in order to focus on its core retail businesses. Proceeds of approximately $14 million were used to reduce outstanding debt.

In 2004, the Company plans to construct two new Marsh supermarkets and one new LoBill Foods, convert one Marsh supermarket to a LoBill Foods, remodel four to six supermarkets, continue the convenience store re-imaging and upgrade certain information systems. The cost of these projects and other capital commitments is estimated to be $40 million. Of this amount, the Company plans to fund approximately $20 million through sale/leasebacks, $10 million through equipment leasing and believes it can finance the balance with internally generated funds.

The Company's plans with respect to store construction, expansion, conversion and remodeling are subject to known and unknown risks and uncertainties and may be revised in light of changing conditions, such as competitive influences, its ability to successfully negotiate site acquisitions or leases, zoning limitations and other governmental regulations. The timing of projects is subject to normal construction and other delays. It is possible that projects described above may not commence, others may be added, a portion of planned expenditures with respect to projects commenced during the current fiscal year may carry over to the subsequent fiscal year, and the Company may use other financing arrangements.

Liquidity and Capital Resources

Net cash provided by operating activities during 2003 was $38.4 million, compared to $37.7 million in 2002. During 2003, working capital decreased $13.8 million as cash decreased $9.2 million and accounts receivable decreased $6.4 million.

For 2003, investing activities consisted primarily of $48.7 million in expenditures for acquisition of property, equipment and land for expansion, and proceeds of $11.4 million from disposals of property and land. The Company's capital requirements are traditionally financed through internally generated funds, long-term borrowings and lease financings, including capital and operating leases. The Company anticipates continued access to such financing sources.

The Company's long-term debt and capital lease obligations, net of current maturities, were $227.2 million at March 29, 2003, compared to $263.8 million at March 30, 2002. During the fourth quarter of 2003, the Company retired $19.9 million of convertible debentures and repurchased $30.5 million of senior subordinated notes. At March 29, 2003, 82.3% of the long-term debt and capital lease obligations were at fixed rates of interest with a 9.3% weighted average rate, and 17.7% were at variable rates of interest with a 3.9% weighted average rate.

In March 2003, the Company amended its revolving credit facility, changed the commitment to $95.0 million, extended the maturity to February 2006 and added security of land and buildings having a carrying cost of $49.6 million at March 29, 2003. At March 29, 2003, $41.0 million was borrowed on the revolving credit facility.

A bank commitment for short-term borrowing provides an additional $3.0 million of available financing, of which $1.7 million was borrowed at March 29, 2003.

Long-term financial obligations (in millions) as of March 29, 2003:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt, including current maturities	$201.1	$ 2.5	$ 47.6	$125.6	$ 25.4
Capital leases	64.7	4.4	8.8	8.8	42.7
Operating leases	261.6	31.7	59.3	39.9	130.7
Total	$527.4	$38.6	$115.7	$174.3	$198.8

Market Risk – Interest

The Company, as a policy, does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company is exposed to changes in interest rates primarily as a result of its borrowing activities. Based on interest rates at March 29, 2003, a 100 basis point change in interest rates would not have had a material impact on the Company.

Critical Accounting Policies

The preparation of financial statements requires management to make assumptions and estimates that can have a material impact on the reported results of operations. While management applies its judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from those assumptions and it is possible that materially different amounts would be reported using different assumptions.

The Company is self-insured for most healthcare claims, workers compensation claims, and general liability and automotive liability losses. Reported claims and related loss reserves are estimated by third party administrators. Claims incurred but not reported are recorded based on historical experience and industry trends, and accruals are adjusted when warranted by changes in facts and circumstances.

Pension and other retirement benefits are evaluated with the oversight of the Company's retirement committee. Outside actuaries are consulted to determine appropriate assumptions and are engaged to perform the calculation of estimated future obligations. In 1997, the Company froze benefit accruals under its qualified defined benefit pension plan.

Long-lived assets are depreciated over estimated useful lives based on the Company's historical experience and prevailing industry practice. Estimated useful lives are periodically reviewed to ensure they remain appropriate. Long-lived assets are tested for impairment whenever an event occurs that indicates an impairment may exist.

Income tax assets and liabilities are recognized generally based upon tax statutes, regulations and case law, but also include estimates. The estimated amounts are reviewed periodically and adjusted based upon factual changes and the related impact on management's judgment.

REPORT OF MANAGEMENT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Marsh Supermarkets, Inc. is responsible for the preparation and integrity of the consolidated financial statements included in this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States and necessarily include some amounts based on management's best estimates and judgment. All financial information appearing in this annual report is consistent with that in the financial statements.

The Company maintains a system of internal controls designed to provide reasonable assurance, on a cost-effective basis, that assets are safeguarded and transactions are properly authorized and recorded accurately in the financial records. The Company believes its control system is enhanced by its long-standing emphasis on conducting business in accordance with the highest standards of conduct and ethics.

Independent auditors, Ernst & Young LLP, have audited the accompanying financial statements. Their report is included herein. Their audits, conducted in accordance with auditing standards generally accepted in the United States, included the review and evaluation of selected internal accounting controls for purposes of designing their audit tests.

The Audit Committee of the Board of Directors meets periodically with the independent auditors to discuss the scope and results of their audit work, their assessment of internal controls, and the quality of financial reporting. The independent auditors are engaged by the Board of Directors, upon recommendation of the Audit Committee.



Don E. Marsh
Chairman of the Board and
Chief Executive Officer



Douglas Dougherty
Senior Vice President,
Chief Financial Officer and
Treasurer



Mark Varner
Vice President -
Corporate Controller

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Marsh Supermarkets, Inc.

We have audited the accompanying consolidated balance sheets of Marsh Supermarkets, Inc. as of March 29, 2003 and March 30, 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 29, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marsh Supermarkets, Inc. at March 29, 2003 and March 30, 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 29, 2003, in conformity with accounting principles generally accepted in the United States.



Indianapolis, Indiana
May 16, 2003

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

YEAR ENDED	March 29, 2003	March 30, 2002	March 31, 2001
Sales and other revenues	$1,647,534	$1,636,702	$1,542,172
Gains from sales of property	8,201	5,897	3,731
Total revenues	1,655,735	1,642,599	1,545,903
Cost of merchandise sold, including warehousing and transportation	1,157,599	1,143,883	1,082,581
Gross profit	498,136	498,716	463,322
Selling, general and administrative expenses	445,480	435,697	399,475
Depreciation	24,464	22,883	24,400
Operating income	28,192	40,136	39,447
Interest	23,270	22,523	22,741
Other non-operating expense (income)	(2,180)	–	911
Income from continuing operations before income taxes	7,102	17,613	15,795
Income taxes	3,057	6,072	5,149
Income from continuing operations	4,045	11,541	10,646
Discontinued operation:			
Income (loss) from operations, net of tax	–	(859)	1,290
Gain (loss) on disposal, net of tax	(354)	2,726	–
Net income	$ 3,691	$ 13,408	$ 11,936
Basic earnings (loss) per common share:			
Continuing operations	$ .50	$1.45	$1.30
Discontinued operation	–	(.11)	.16
Disposal of discontinued operation	(.04)	.34	–
Net income	$ .46	$1.68	$1.46
Diluted earnings (loss) per common share:			
Continuing operations	$ .50	$1.31	$1.20
Discontinued operation	–	(.09)	.13
Disposal of discontinued operation	(.04)	.29	–
Net income	$ .46	$1.51	$1.33
Dividends declared per share	$.46	$.44	$.44

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(in thousands, except number of shares)

ASSETS	March 29, 2003	March 30, 2002
Current Assets		
Cash and equivalents	$ 28,313	$ 37,516
Accounts receivable, less allowances of $2,960 in 2003 and $2,494 in 2002	27,203	33,613
Inventories	135,855	132,940
Prepaid expenses	5,731	7,639
Recoverable income taxes	–	1,021
TOTAL CURRENT ASSETS	197,102	212,729
Property and Equipment		
Land	46,856	54,553
Buildings and land improvements	187,942	206,822
Fixtures and equipment	148,342	134,758
Leasehold improvements	78,212	70,980
Construction in progress	7,385	3,866
Property under capital leases	31,923	27,754
	500,660	498,733
Accumulated depreciation	(189,191)	(180,083)
TOTAL PROPERTY AND EQUIPMENT	311,469	318,650
Other Assets	46,309	51,851
	$554,880	$583,230

See Notes to Consolidated Financial Statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	March 29, 2003	March 30, 2002
Current Liabilities		
Notes payable to bank	$ 1,700	$ 1,300
Accounts payable	71,883	71,640
Employee compensation and other liabilities	17,215	20,248
State and local taxes	16,351	14,779
Other accounts payable and accrued expenses	9,686	11,668
Dividends payable	1,035	880
Income taxes payable	5,378	5,247
Current maturities of long-term liabilities	3,452	2,727
TOTAL CURRENT LIABILITIES	126,700	128,489
Long-term Liabilities		
Long-term debt	198,148	237,823
Capital lease obligations	29,009	25,933
TOTAL LONG-TERM LIABILITIES	227,157	263,756
Deferred Items		
Income taxes	11,525	16,472
Pension and post-retirement benefits	40,824	20,863
Gains from sale/leasebacks	15,595	10,164
Other	1,631	2,689
TOTAL DEFERRED ITEMS	69,575	50,188
Shareholders' Equity		
Series A Junior Participating Cumulative Preferred Stock:		
Authorized: 5,000,000 shares; Issued: None	–	–
Class A Common Stock, no par value:		
Authorized: 15,000,000 shares; Issued: 4,695,253	9,573	9,573
Class B Common Stock, no par value:		
Authorized: 15,000,000 shares; Issued: 5,265,158	16,866	16,830
Retained earnings	135,550	135,534
Cost of Common Stock in treasury		
Class A: 2003 – 877,715; 2002 – 848,645 shares	(5,626)	(5,224)
Class B: 2003 – 1,135,479; 2002 – 1,139,296 shares	(9,302)	(9,285)
Deferred cost – restricted stock	(54)	(270)
Notes receivable – stock options	(175)	(1,037)
Accumulated other comprehensive loss	(15,384)	(5,324)
SHAREHOLDERS' EQUITY	131,448	140,797
	$554,880	$583,230

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands)

	Common Stock		Retained	Treasury		Other Comprehensive	
	Class A	Class B	Earnings	Stock	Other	Loss	Total
Balance at April 1, 2000	$9,001	$16,454	$117,360	$ (7,858)	$(2,045)	$ –	$132,912
Net income			11,936				11,936
Cash dividends declared			(3,614)				(3,614)
Amortization of restricted stock grants					844		844
Repurchase of 317,078 shares				(4,036)			(4,036)
Exercise of stock options – 49,200 shares	467	126		206	(530)		269
Other		18	(37)	32	(48)		(35)
Balance at March 31, 2001	9,468	16,598	125,645	(11,656)	(1,779)	–	138,276
Comprehensive income:							
Net income			13,408				13,408
Minimum pension liability adjustment, less tax benefit of $2,867						(5,324)	(5,324)
Total comprehensive income							8,084
Cash dividends declared			(3,519)				(3,519)
Amortization of restricted stock grants					459		459
Restricted stock grant of 9,300 shares	78			53			131
Repurchase of 252,600 shares				(3,368)			(3,368)
Exercise of stock options – 56,713 shares	27	214		436			677
Other		18		26	13		57
Balance at March 30, 2002	9,573	16,830	135,534	(14,509)	(1,307)	(5,324)	140,797
Comprehensive income:							
Net income			3,691				3,691
Minimum pension liability adjustment, less tax benefit of $5,259						(10,060)	(10,060)
Total comprehensive income (loss)							(6,369)
Cash dividends declared			(3,662)				(3,662)
Amortization of restricted stock grants					216		216
Restricted stock grant of 6,200 shares				92			92
Repurchase of 47,645 shares				(643)			(643)
Exercise of stock options – 11,875 shares		16		97			113
Reduction in notes receivable – stock options					899		899
Other		20	(13)	35	(37)		5
Balance at March 29, 2003	$9,573	$16,866	$135,550	$(14,928)	$ (229)	$(15,384)	$131,448

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

YEAR ENDED	March 29, 2003	March 30, 2002	March 31, 2001
OPERATING ACTIVITIES			
Net income	$ 3,691	$ 13,408	$ 11,936
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	24,464	23,034	25,058
Amortization of other assets	1,435	2,462	4,991
Loss (gain) on sale of discontinued operation	354	(2,726)	–
Increase (decrease) in deferred income taxes	(165)	2,785	1,914
Changes in operating assets and liabilities:			
Accounts receivable	10,996	17,775	(1,945)
Inventories	(2,915)	(10,865)	(686)
Prepaid expenses and recoverable income taxes	2,929	(1,293)	346
Accounts payable and accrued expenses	(2,592)	(5,875)	4,717
Other operating activities	155	(1,040)	(464)
NET CASH PROVIDED BY OPERATING ACTIVITIES	38,352	37,665	45,867
INVESTING ACTIVITIES			
Acquisition of property, equipment and land held for expansion	(48,673)	(66,049)	(55,076)
Disposition of property, equipment and land held for expansion	11,387	4,587	4,788
Proceeds from sale of discontinued operation	–	14,292	–
Other investing activities	(813)	(2,591)	(13,679)
NET CASH USED FOR INVESTING ACTIVITIES	(38,099)	(49,761)	(63,967)
FINANCING ACTIVITIES			
Proceeds (repayments) of short-term borrowings	400	1,300	(10,000)
Proceeds of long-term borrowings	76,000	28,000	66,011
Proceeds of sales/leasebacks	34,537	33,594	31,577
Payments of long-term debt and capital lease obligations	(116,043)	(38,486)	(62,225)
Purchases of Class A and Class B Common Stock for treasury	(643)	(3,368)	(4,036)
Cash dividends paid	(3,506)	(3,537)	(3,651)
Stock options exercised	113	677	234
Other financing activities	(314)	175	12
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(9,456)	18,355	17,922
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(9,203)	6,259	(178)
Cash and equivalents at beginning of year	37,516	31,257	31,435
CASH AND EQUIVALENTS AT END OF YEAR	$ 28,313	$ 37,516	$ 31,257

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands, except per share amounts or as otherwise noted)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparation of the consolidated financial statements are:

Fiscal Year

The Company's fiscal year ends on Saturday of the thirteenth week of each calendar year. All references to "2003", "2002" and "2001" relate to the fiscal years ended March 29, 2003, March 30, 2002, and March 31, 2001, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of Marsh Supermarkets, Inc. and all majority-owned subsidiaries (the "Company"). Investments in partnerships in which the Company has a minority interest are accounted for by the equity method. Significant intercompany accounts and transactions have been eliminated.

Business Segments

The Company operates one business segment: the retail sale of food and related products through supermarkets, convenience stores and food services.

Reclassifications

Certain reclassifications have been made to prior periods to conform to current presentations.

Cash and Equivalents

Cash and equivalents consist of highly liquid investments with a maturity of three months or less when purchased. The carrying amount approximates the fair value of those assets.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out method for the principal components of inventories, and by the first-in, first-out method for the remainder (see "Note 8").

Property and Equipment

Property and equipment are stated at cost, including amounts capitalized for interest. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, generally 33 years for buildings and 20 years for land improvements, five to 12 years for fixtures and equipment, and 20 years for leasehold improvements (see "Note 7"). For income tax purposes, accelerated methods and statutory lives are used to compute depreciation.

Capitalized Lease Property

Capitalized lease assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term. Amortization is included with depreciation expense.

Income Taxes

Deferred tax assets and liabilities result from differences between financial reporting and tax bases of assets and liabilities, measured using enacted tax rates and laws expected to be in effect when the differences reverse.

Revenue Recognition

Revenue from retail sales is recognized at the time of sale. Vendor allowances are recognized as they are earned and reported as a reduction of cost of goods sold. Allowances for doubtful accounts are provided based on the Company's uncollectible account experience.

Excise Taxes

Sales and cost of merchandise sold include state and federal excise taxes on tobacco, gasoline and alcohol products of approximately $56 million in 2003, $41 million in 2002, and $40 million in 2001.

Advertising Costs

Advertising communication costs are expensed in the period incurred and production costs are expensed the first time the respective advertising is displayed. Advertising costs in the amounts of $22.3 million, $23.2 million, and $23.9 million were recorded and included in selling, general and administrative expenses for 2003, 2002, and 2001, respectively.

Cost of Opening Stores

Non-capital expenditures associated with opening new stores are expensed as incurred.

Use of Estimates

Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The more significant estimates include provisions for self-insurance losses. Actual results could differ from those estimates.

Environmental Liabilities

Environmental liabilities are recorded when environmental assessments indicate remedial efforts are required and the costs can be reasonably estimated. The Company is aware of the existence of petroleum contamination at 28 sites and has commenced remediation at each of those sites. Current estimates of the total compliance costs to be incurred, net of estimated recoveries from an Indiana excess liability fund, are not material. Leak detection tests are performed at all petroleum dispensing sites more frequently than required by current environmental laws and regulations.

Stock Option Plans

The Company has employee stock benefit plans, which are described more fully in "Note 14." The Company's stock option plans are accounted for under the intrinsic value method of APB Opinion 25 and related interpretations. Since the exercise price of options granted under the plans is equal to the market price of the underlying common stock on the grant date, no stock-based compensation cost is recognized in net income.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123:

	2003	2002	2001
Net income, as reported	$3,691	$13,408	$11,936
Less compensation expense using the fair value method, net of tax	970	534	416
Pro-forma net income	$2,721	$12,874	$11,520
Earnings per share, as reported:			
Basic	$.46	$1.68	$1.46
Diluted	.46	1.51	1.33
Pro-forma earnings per share:			
Basic	.34	1.62	1.41
Diluted	.34	1.46	1.29

NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Statement was effective for the Company at the beginning of fiscal year 2003 and had no impact on the Company's financial statements for the current year.

In April 2002, the FASB issued Statement No. 145 (FAS 145), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." Certain provisions of FAS 145 were effective May 15, 2002 and did not have a material impact on the Company. The remaining provisions become effective for the fiscal year beginning after May 15, 2002 (the Company's 2004 fiscal year). The Company early adopted the provisions of FAS 145 and classified gains from the fiscal year 2003 retirement of debt as other non-operating income.

In June 2002, the FASB issued Statement No. 146 (FAS 146), "Accounting for Costs Associated with Exit or Disposal Activities." FAS 146 was to be applied prospectively to covered activities initiated after December 31, 2002. The Company applied the provisions of FAS 146 to the headquarters staffing reduction described in "Note 4."

In November 2002, the FASB issued FASB Interpretation (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The recognition provisions of FIN 45 were effective for any guarantees issued or modified after December 31, 2002 and the disclosure requirements were effective for financial statements of periods after December 15, 2002. The interpretation had no effect on the Company's results of operations or financial position for the current year.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." The statement amended FAS 123 and was effective for fiscal years ending after December 15, 2002. The Company adopted the disclosure provisions of the Statement in the current year.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities" which was effective for new entities created after January 31, 2003 and for interim periods beginning after June 15, 2003 for variable interest entities created or acquired before February 1, 2003. The interpretation had no effect on the Company's results of operations or financial position for the current year and is not expected to have an effect on the Company's fiscal year 2004 financial statements.

NOTE 3 – EARNINGS PER SHARE

The following table sets forth the computation of the numerators and denominators used in the computation of basic and diluted earnings per share (EPS). Convertible debentures have been excluded from the 2003 computation because the effect would have been antidilutive.

	2003	2002	2001
Net income – basic EPS numerator	$3,691	$13,408	$11,936
Effect of convertible debentures	–	911	938
Income after assumed conversions – diluted EPS numerator	$3,691	$14,319	$12,874
Weighted average shares outstanding	7,965	8,021	8,279
Non-vested restricted shares	(22)	(54)	(99)
Basic EPS denominator	7,943	7,967	8,180
Effect of dilutive securities:			
Non-vested restricted shares	22	54	99
Employee stock options	136	160	110
Convertible debentures	–	1,284	1,290
Adjusted weighted average shares – diluted EPS denominator	8,101	9,465	9,679

NOTE 4 – HEADQUARTERS RESTRUCTURING

During 2003, the Company reduced staffing at its corporate headquarters resulting in the incurrence of $1.1 million in termination costs which is included in reported selling, general and administrative expense on the income statement. At March 29, 2003, the remaining liability related to the restructuring was $0.7 million.

NOTE 5 – GOODWILL

The Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (FAS 142), effective April 1, 2001. FAS 142 discontinued the amortization of goodwill and prescribes future periodic testing of goodwill for impairment. The required annual impairment test was completed in January 2003, and resulted in no adjustment to recorded goodwill.

Adjusted net income and net income per share were as follows:

	2003	2002	2001
Reported net income	$3,691	$13,408	$11,936
Goodwill amortization, net of tax	–	–	537
Adjusted net income – basic	3,691	13,408	12,473
Effect of convertible debentures	–	911	938
Adjusted net income – dilutive	$3,691	$14,319	$13,411
Basic earnings per share:			
Reported net income	$.46	$1.68	$1.46
Goodwill amortization, net of tax	–	–	.07
Adjusted net income	$.46	$1.68	$1.53
Diluted earnings per share:			
Reported net income	$.46	$1.51	$1.33
Goodwill amortization, net of tax	–	–	.06
Adjusted net income	$.46	$1.51	$1.39

NOTE 6 – DISCONTINUED OPERATION

In October 2001, the Company completed the sale of certain assets of its wholesale division. The sale included inventory, property, buildings and equipment, and certain other assets plus the assumption by the buyer of certain liabilities. Proceeds of $14.3 million from the sale were used primarily to reduce amounts outstanding under the Company's revolving credit facility. A gain of $4.2 million ($2.7 million net of tax) was recognized in 2002. The remaining assets and liabilities from the discontinued operation included in the consolidated balance sheet at March 29, 2003 are not material.

Operating results of the discontinued operation were as follows:

	2002	2001
Sales and other revenues	$140,869	$331,515
Income (loss) before tax	$(1,322)	$1,984
Income tax	(463)	694
Net income (loss)	$ (859)	$1,290

NOTE 7 – CHANGE IN ESTIMATED USEFUL LIVES OF PROPERTY AND EQUIPMENT

In 2001, as a result of the Company's periodic examination and review of its accounting policies and practices, the Company determined that a revision of the estimated useful lives used to depreciate buildings and land improvements and leasehold improvements was appropriate in light of the Company's historical experience and its assessment of industry practice. The change was effected in the third quarter of 2001.

The change resulted in a decrease in depreciation expense of $3.9 million and an increase in net income of $2.6 million, or $.32 per diluted share, for the year ended March 29, 2003, a decrease in depreciation expense of $4.5 million and an increase in net income of $2.9 million, or $.31 per diluted share, for the year ended March 30, 2002, and a decrease in depreciation expense of $2.4 million and an increase in net income of $1.6 million, or $.17 per diluted share, for the year ended March 31, 2001.

NOTE 8 – INVENTORIES

Inventories are comprised of finished goods and goods held for resale. Inventories valued by the LIFO method represented approximately 66% and 70% of consolidated inventories at March 29, 2003, and March 30, 2002, respectively. Current inventory cost exceeded the carrying amount of LIFO inventories by $1.5 million at March 29, 2003, and $1.9 million at March 30, 2002. Valuation allowances related to inventories were $1.3 million at March 29, 2003, and $1.2 million at March 30, 2002.

NOTE 9 – EMPLOYEE BENEFIT PLANS

Historically, the Company provided a qualified defined benefit pension plan covering the majority of its non-union employees and an unfunded supplemental retirement plan for corporate officers designated by the Board of Directors. The plans provide for payment of retirement benefits on the basis of employees' length of service and earnings history. Plan assets consist principally of listed stocks, corporate and government notes and bonds. In 1997, the Company froze benefit accruals under its qualified defined benefit pension plan and concurrently amended one of the Company's defined contribution savings plans to permit discretionary Company contributions.

The amounts recognized in the consolidated balance sheets were as follows:

	Pension		Post-retirement	
	2003	2002	2003	2002
Change in benefit obligation:				
Benefit obligation at beginning of year	$58,894	$55,535	$4,403	$3,316
Service cost	687	579	434	337
Interest cost	4,320	4,235	306	233
Amendments	–	–	–	182
Actuarial loss	7,915	1,193	371	590
Benefits paid	(2,496)	(2,648)	(383)	(255)
Benefit obligation at end of year	$69,320	$58,894	$5,131	$4,403
Change in plan assets:				
Fair value of plan assets at beginning of year	$42,144	$43,698	$ –	$ –
Return on plan assets	(5,443)	915	–	–
Company contribution	179	179	383	255
Benefits paid	(2,496)	(2,648)	(383)	(255)
Fair value of plan assets at end of year	$34,384	$42,144	$ –	$ –

The funded status of the plans was as follows:

	Pension		Post-Retirement	
	2003	2002	2003	2002
Funded status of the plan (underfunded)	$(34,936)	$(16,750)	$(5,131)	$(4,403)
Unrecognized net actuarial loss	27,622	11,168	901	365
Unrecognized prior service cost	1,505	1,876	174	182
Net amount recognized	$ (5,809)	$ (3,706)	$(4,056)	$(3,856)

Amounts recognized in the consolidated balance sheets consist of:

	Pension 2003	Pension 2002	Post-Retirement 2003	Post-Retirement 2002
Accrued benefit liability	$(30,824)	$(12,428)	$(4,056)	$(3,856)
Intangible asset	1,505	531	–	–
Accumulated other comprehensive loss	23,510	8,191	–	–
Net amount recognized	$ (5,809)	$ (3,706)	$(4,056)	$(3,856)

The components of net pension benefit expense and assumptions used were as follows:

	2003	2002	2001
Service cost	$ 687	$ 579	$ 443
Interest cost	4,320	4,235	3,990
Expected return on plan assets	(3,498)	(3,850)	(4,570)
Recognized actuarial (gain)/loss	403	259	(117)
Amortization of prior service cost	370	370	370
Benefit cost	$2,282	$1,593	$ 116
Discount rate	6.50%	7.60%	7.60%
Expected return on plan assets	8.50%	9.00%	9.00%
Rate of compensation increase for supplemental plan	5.00%	5.00%	5.00%

The components of net post-retirement benefits costs were as follows:

	2003	2002	2001
Service cost	$434	$337	$272
Interest cost	306	233	214
Other	8	–	(24)
Benefit cost	$748	$570	$462

The Company's assumed healthcare cost trend rate is 10.00% for 2003, decreasing gradually to 6.00% by 2014, and thereafter. The assumed healthcare cost trend rate can have a significant effect on the amounts reported. However, a one percentage point change in the assumed rate would not have a material effect on the benefit obligation or expense. The Company provides certain post-retirement healthcare benefits for its non-union retirees and their eligible spouses. The plans are contributory with retiree contributions adjusted annually and certain other cost sharing features, such as deductibles and co-insurance.

The Company provides a defined contribution savings plan that allows 401(k) contributions by employees who elect to participate and can satisfy minimum age and annual service requirements. The Company matches a portion of employees' contributions and may make a discretionary annual contribution depending upon the Company's profitability. Expense for the plan was $2.4 million in 2003, $3.7 million in 2002 and $3.4 million in 2001. The Company had provided a defined contribution plan for employees of the discontinued operation, for which expense was $0.2 million in 2001.

The Company also participates in a multi-employer plan that provides defined benefits to its union employees. The Company expense for this plan amounted to $1.3 million in 2003, $0.9 million in 2002 and $0.8 million in 2001.

NOTE 10 – DEBT

Long-term debt consisted of the following:

	2003	2002
10.05% notes	$ 12,678	$ 13,977
8.25% mortgage	15,985	16,411
8.95% mortgage	9,905	10,141
Revolving credit facility	41,000	28,000
8 7/8% senior subordinated notes	119,545	150,000
Less discount	(421)	(652)
7% convertible subordinated debentures	–	19,909
Other	1,998	2,081
Less current maturities	(2,542)	(2,044)
	$198,148	$237,823

The 10.05% notes are payable in monthly installments (principal and interest) of $220,000 through 2009. Land and buildings with a net carrying amount of $20.7 million are pledged as collateral for the notes.

The 8.25% mortgage is payable in monthly installments (principal and interest) of $147,000 and matures in January 2010. The mortgage is secured by land and buildings with a net carrying amount of $18.4 million.

The 8.95% mortgage is payable in monthly installments (principal and interest) of $94,000 and matures in May 2010. The mortgage is secured by land and buildings with a net carrying amount of $7.7 million.

The revolving credit facility permits total borrowings of $95.0 million. Amounts borrowed are for terms selected by the Company at the time of borrowing. Interest rates are based on LIBOR or floating prime rate, and principal and interest are payable at maturity. Commitment fees of 0.5% are paid on unused amounts. In March 2003, the revolving credit facility was amended to extend the maturity date to February 2006. Per the amendment, land and buildings with a net carrying amount of $49.6 million secure the credit facility.

Interest on the 8 7/8% senior subordinated notes is payable semi-annually and the principal matures in August 2007. The effective interest rate is 9.0%. During 2003, the Company purchased $30.5 million of the notes on the open market. The gain recognized from the retirement of the notes is included in other non-operating income.

The 7% convertible subordinated debentures matured in February 2003, and were retired with borrowings from the revolving credit facility.

At March 29, 2003, the fair market value of the Company's long-term debt was approximately $187.0 million. The fair market value was estimated using quoted market rates for publicly traded debt and current incremental borrowing rates for non-public debt.

The revolving credit facility and senior subordinated notes both require maintenance of minimum working capital and limit cash dividends, repurchases of common stock, future indebtedness, lease obligations and disposition of assets.

The Company has a bank commitment for short-term borrowings of up to $3.0 million at rates based upon the then prevailing federal funds rate. At March 29, 2003, $1.7 million was borrowed against this commitment.

Aggregate future principal payments of long-term debt outstanding at March 29, 2003 were:

2004	$ 2,542
2005	2,375
2006	45,206
2007	2,868
2008	122,722
Thereafter	25,398

Interest expense consisted of:

	2003	2002	2001
Long-term debt	$19,742	$20,159	$20,878
Capital lease obligations	3,518	2,317	1,781
Discontinued operation	–	782	1,656
Other	10	47	82
Total interest expense	$23,270	$23,305	$24,397
Interest capitalized	$474	$744	$804
Cash payments for interest	$23,472	$23,229	$24,433

NOTE 11 – GUARANTOR SUBSIDIARIES

Other than four inconsequential subsidiaries, all of the Company's subsidiaries (the "guarantors") have guaranteed on a joint and several basis the Company's obligations under the $150.0 million 8 7/8% senior subordinated notes. The guarantors are 100% direct or indirect wholly-owned subsidiaries of the Company. The Company has not presented separate financial statements and other disclosures concerning each guarantor because management has determined that such information is not material to investors. Summarized combined financial information for the guarantors is set forth below:

	2003	2002
Current assets	$197,102	$207,530
Current liabilities	119,351	121,229
Noncurrent assets	312,831	331,074
Noncurrent liabilities	154,378	120,997

	2003	2002	2001
Total revenues	$1,653,760	$1,612,149	$1,545,183
Gross profit	496,161	489,897	462,602
Net income	12,804	24,163	23,065

NOTE 12 – LEASES

Of the Company's 286 retail stores, 190 are leased under commercial lease agreements providing for initial terms generally from 15 to 20 years with options to extend the initial terms up to an additional 20 years. The Company also leases a portion of its transportation and store equipment for periods of three to eight years plus renewal and purchase options. Capitalized lease property consisted of store facilities having a net carrying cost of $26.2 million at March 29, 2003 and $23.9 million at March 30, 2002.

Future minimum lease payments for capital and operating leases with terms in excess of one year, and the present value of capital lease obligations, at March 29, 2003 were as follows:

	Capital Leases	Operating Leases
2004	$ 4,428	$ 31,684
2005	4,418	29,104
2006	4,385	30,205
2007	4,398	21,791
2008	4,398	18,147
Thereafter	42,717	130,696
	64,744	$261,627
Less:		
Amounts representing interest	34,825	
Present value of net minimum lease payments	$29,919	

Minimum annual lease payments will be reduced by $2.2 million from future sublease rentals due over the term of the subleases.

Rental expense consisted of:

	2003	2002	2001
Minimum rentals	$37,224	$30,458	$27,912
Contingent rentals	193	152	87
Sublease rental income	(1,514)	(1,474)	(1,732)
	$35,903	$29,136	$26,267

NOTE 13 – INCOME TAXES

The components of deferred tax assets and liabilities were as follows:

	2003	2002
Deferred tax assets:		
Compensation and benefit accruals	$ 14,306	$ 7,087
Self insurance reserves	767	746
Other	5,421	6,417
Total deferred tax assets	20,494	14,250
Deferred tax liabilities:		
Property and equipment, including leased property	(26,979)	(26,240)
Prepaid employee benefits	(79)	(1,173)
Inventory	(7,152)	(6,929)
Other	(2,579)	(1,627)
Total deferred tax liabilities	(36,789)	(35,969)
Net deferred tax liability	$(16,295)	$(21,719)

Income tax expense consisted of the following:

		2003	2002	2001
Current –	Federal	$3,000	$ 419	$3,154
	State	137	(43)	85
Deferred –	Federal	(28)	5,678	1,890
	State	(52)	18	20
		$3,057	$6,072	$5,149
Cash payments		$1,272	$1,567	$3,145

A reconciliation of income tax expense is as follows:

	2003	2002	2001
Federal statutory tax rate	$2,486	$6,165	$5,529
State and local, net of federal tax	55	(19)	68
Other	516	(74)	(448)
Total income tax expense	$3,057	$6,072	$5,149

NOTE 14 – SHAREHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS

Common Stock

Class A Common Stock has one vote per share; Class B Common Stock is non-voting except with respect to certain matters affecting the rights and preferences of that class. Each class is entitled to equal per share dividends and consideration in any merger, consolidation or liquidation of the Company. A person who acquires 10% or more of outstanding Class A Common Stock without acquiring a like percentage of Class B Common Stock must make a public tender offer to acquire additional Class B Common Stock. Failure to do so results in suspension of the voting rights of the Class A Common Stock held by such person.

Changes in Shares Outstanding

Changes in shares issued and treasury shares during the three years ended March 29, 2003 were as follows:

	Class A	Class B
Issued shares:		
Balance at March 31, 2001, March 30, 2002, and March 29, 2003	4,695	5,265
Treasury shares:		
Balance at April 1, 2000	691	851
Repurchase of shares	111	206
Stock options exercised	(36)	(13)
Director stock purchases	–	(5)
Balance at March 31, 2001	766	1,039
Repurchase of shares	95	157
Stock options exercised	(3)	(53)
Director stock purchases	–	(4)
Restricted stock grant	(9)	–
Balance at March 30, 2002	849	1,139
Repurchase of shares	35	12
Stock options exercised	–	(12)
Director stock purchases	–	(4)
Restricted stock grant	(6)	–
Balance at March 29, 2003	878	1,135
Net outstanding at March 29, 2003	3,817	4,130

Stock Option Plans and Shares Reserved

The 1998 Stock Incentive Plan, as amended in 2002, reserves 1,500,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options, restricted stock and/or other stock-based awards. The option price for any incentive stock option may not be less than 100% of the fair market value of the Common Stock as of the date of grant and for any non-qualified stock option may not be less than 85% of the fair market value as of the date of grant. Options granted to date become exercisable pro-rata over three or four-year periods beginning one year from the date of grant and expire 10 years from date of grant.

The 1991 Employee Stock Incentive Plan (as amended in 1995) reserves 750,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and/or other stock-based awards. Grants of options made under this plan are non-qualified. Substantially all grants were at the market value of the underlying common stock at date of grant. They become exercisable pro-rata over a four-year period beginning one year from date of grant and expire 10 years from date of grant.

In December 1998, 65,000 shares of restricted Class A Common Stock were granted under the 1998 Stock Incentive Plan and in September 1997, 150,750 shares of restricted Class A Common Stock were granted under the 1991 Employee Stock Incentive Plan to certain key employees. The shares vested ratably on each of the first four anniversaries of the date of grant and are subject to restrictions on their sale or transfer.

The 1999 Outside Directors' Stock Option Plan reserves 150,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options and restricted stock to non-employee directors. The Board of Directors administers the plan and determines the terms and conditions of the awards, subject to the terms of the plan. The option price may not be less than 85% of the market value as of the date of the grant.

The 1992 Stock Option Plan for Outside Directors reserved 50,000 shares of Class B Common Stock for the grant of stock options and restricted stock to non-employee directors. The plan expired in August 2002. Options were granted upon election of each of the directors by the shareholders at the market value of the underlying common stock at date of grant. The options became exercisable and restrictions lapsed in equal installments, on the date of each of the two Annual Meetings following the date of grant and expire 10 years from date of grant.

As of March 29, 2003, 97,675 shares in any combination of Class A and Class B were reserved for future awards under the 1991 Plan, 110,451 shares in any combination of Class A and Class B were reserved for future awards under the 1998 Plan, and 17,000 shares in any combination of Class A and Class B were reserved for awards under the 1999 outside directors plan.

All equity compensation plans of the Company have been approved by its shareholders. Following is summary information for options outstanding and shares reserved for all plans:

	Class A	Class B
Shares to be issued upon exercise of options	1,358	551
Weighted average exercise price	$14.13	$9.91
Shares available for future issuance	225(a)	–

(a) in any combination of Class A and Class B

A summary of the Company's stock option activity follows:
(price is weighted average; options are in thousands)

	Class A shares		Class B shares	
	Price	Options	Price	Options
Outstanding at April 1, 2000	$14.26	674	$12.25	297
Granted	–	–	9.80	362
Exercised	13.81	(36)	13.81	(14)
Expired/forfeited	14.23	(9)	13.72	(34)
Outstanding at March 31, 2001	14.29	629	10.68	611
Granted	13.17	394	13.00	46
Exercised	13.50	(15)	11.18	(38)
Expired/forfeited	14.14	(37)	10.32	(31)
Outstanding at March 30, 2002	13.86	971	9.93	588
Granted	14.77	453	–	–
Exercised	–	–	9.51	(12)
Expired/forfeited	14.51	(66)	10.44	(25)
Outstanding at March 29, 2003	$14.13	1,358	$ 9.91	551

Related stock option information is as follows:
(options are in thousands)

	2003	2002	2001
Vested options at the end of the year			
Class A shares	625	453	405
Class B shares	363	282	248
Weighted average exercise price of vested options			
Class A shares	$13.99	$14.10	$13.91
Class B shares	11.20	11.43	11.95
Weighted average exercise price of options granted during the year			
Class A shares	$14.77	$13.17	$ –
Class B shares	–	13.00	9.80

At March 29, 2003, the range of option exercise prices for Class A shares was $13.01 to $15.38 and for Class B shares was $9.50 to $14.75 and the weighted-average remaining contractual life of those options for Class A and Class B shares was 7.0 years and 5.2 years, respectively.

The fair value of granted options reported in "Note 1 – Significant Accounting Policies" was estimated using a Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Dividend yield	3.5%	3.0%	3.5%
Volatility	21%	29%	34%
Risk free interest rate	5.2%	4.7%	5.5%
Expected life in years	10.0	10.0	9.0
Weighted average grant date fair value of options granted during the year			
Class A shares	$3.35	$3.96	$ –
Class B shares	–	3.78	3.09

Other Stock Plans

The 1998 Executive Stock Purchase Plan allows designated executives and officers to purchase issued and outstanding shares of the Company's common stock, in any combination of Class A and Class B, to an aggregate of 300,000 shares. The Company has arranged for each participant to obtain a bank loan to fund the purchase of shares and guarantees the repayment to the bank of all principal, interest and other obligations of each participant. The total amount of principal and interest owed by participants at March 29, 2003 was $3.7 million and at March 30, 2002 was $4.4 million. It is management's intent to enter into no further guarantees of these obligations.

The Company presently holds notes receivable totaling $0.2 million for funds loaned to certain employees to exercise stock options granted under the 1987 Plan and under an expired 1980 plan. The notes were issued prior to July 30, 2002, bear interest at 6.0% or 6.6% per annum, are collateralized by the shares and are due on various dates, with the last maturing June 2003. The existing notes will not be renewed and management's intent is to execute no new notes of this type to executive officers. The amount of the receivable is shown on the balance sheet as a reduction of equity.

The 1998 Outside Directors' Stock Plan provides outside directors the opportunity to use all or any portion of the fees paid by the Company for their services as directors to purchase Class B Common Stock from the Company in lieu of a cash payment of such fees. The plan authorized 100,000 shares of Class B Common Stock and shares issued pursuant to the plan may be authorized but unissued shares or treasury shares. Shares are purchased quarterly at market price.

Amended and Restated Rights Plan

In December 1998, the Company announced that the Board of Directors had amended and restated the 1989 Shareholder Rights Plan, pursuant to which preferred stock purchase rights ("Rights") were previously distributed as a dividend at the rate of one Right for each common share held. Each Right entitles a shareholder to buy one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company at an exercise price of $65. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of either class of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of either class of the Company's common stock. If the rights become exercisable, each Right not owned by such 20% shareholder or related parties will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock (or, in certain circumstances as determined by the Board, cash, property or other securities of the Company) having a value of twice the Right's exercise price. The Company will generally be entitled to redeem the rights at $.01 per Right, at any time until the 15th day following public announcement that a 20% position has been acquired. The Rights expire on December 24, 2008.

CORPORATE OFFICERS

Don E. Marsh*
Chairman of the Board and
Chief Executive Officer

David A. Marsh*
President

Arthur A. Marsh*
Executive Vice President – Mergers & Aquisitions & Assistant to the Chairman of the Board

P. Lawrence Butt*
Senior Vice President, Counsel & Secretary

Douglas W. Dougherty*
Senior Vice President,
Chief Financial Officer & Treasurer

Joseph R. Heerens
Senior Vice President – Political Affairs;
Vice President, Assistant Secretary &
Assistant Counsel

William L. Marsh
Senior Vice President –
Property Management

David M. Redden
Senior Vice President – Human Resources

James J Biddle
Vice President – Advertising

Kevin M. Bridgewater
Vice President – Marketing and
Sales Promotion

Lennie D. Hayes
Vice President – Real Estate

James L. Hilzendeger
Vice President –
Executive Staffing/Development

Frank A. Hughes
Vice President – Computer Operations
and Technical Support

Terence R. Huser
Vice President – Incentives

Jodi D. Marsh
Vice President – Community Relations

M. Lee Nicholson
Vice President – Systems Development

Charles C. Porter
Vice President – Corporate Tax

David W. Reed
Vice President – Management
Information Systems

Julie K. Stevenson
Vice President – Financial Planning
and Analysis

Douglas B. Stong
Vice President – Corporate Security

Michael E. Thielen
Vice President – Educational Development

John R. Turek
Vice President – Construction and Planning

Mark A. Varner
Vice President – Corporate Controller

Laura S. Gretencord*
Assistant Secretary & Associate Counsel

Supermarket Division

Frank J. Bryja
President & Chief Operating Officer

Daniel S. Cross
Executive Vice President

C. Roy Fossum
Senior Vice President – Merchandising

Melissa D. Alkinburgh
Vice President – Deli, Bakery and
Food Service

Scott P. Alkinburgh
Vice President – Food Safety
and Sanitation

Charles Barnard, Jr.
Vice President – Retail Operations

Harlan D. Brinson
Vice President – Grocery Merchandising

Archie L. Hollins
Vice President – Warehousing
and Transportation

William H. Mansfield, Jr.
Vice President – General Merchandising

Don E. Marsh, Jr.
Vice President – Specialty Procurement

Bryan K. Nichols
Vice President – Corporate Brands and
Category Marketing

J. Kevin Weaver
Vice President – Produce Merchandising

G. Dewayne Wulff
Vice President – Meat Merchandising

LoBill Foods Division

David A. Marsh
President & Chief Operating Officer

Charles W. Buck
Vice President – Merchandising

Jeffrey Somers
Vice President – Retail Operations

Food Service Division

Jack J. Bayt
President & Chief Operating Officer

Demetrio P. Bayt
President & Chief Operating Officer,
Crystal Catering Division

David J. Page
President, Primo Catering Division

Kyle L. Wenger
Vice President – Controller

Kurt E. Layer
Vice President –
Special Events and Catering

Thomas J. Caccavo
Vice President –
Dining Management Services

Ronald J. Miller, Jr.
Vice President – Vending

Matthew A. Iaria
Vice President – Primo Catering Division

Village Pantry Division

Arthur A. Marsh
Chief Executive Officer

Dennis R. Crook.
President & Chief Operating Officer

Kent J. Raphael
Vice President – Merchandising

Drugstore Division

Ronald G. Sims
President & Chief Operating Officer

McNamara Division

Toomie V. Farris
President & Chief Operating Officer

Floral Fashions Division

Don E. Marsh, Jr.
Chief Executive Officer

Terry Ann Landrey
President & Chief Operating Officer

O'Malia Food Markets Division

Daniel J. O'Malia
President & Chief Operating Officer

David T. O'Malia
Executive Vice President

Holds similar office in one or more operating divisions.

BOARD OF DIRECTORS

SHAREHOLDER INFORMATION

Stock Listings

At March 29, 2003, there were 2,585 record holders of Class A Common Stock and 2,830 record holders of Class B Common Stock (a composite total of 3,183 holders of Marsh common stock).

Both classes of common stock trade on the NASDAQ National Market System under the symbols MARSA (Class A Common Stock) and MARSB (Class B Common Stock). As of March 29, 2003, the following firms acted as market makers:
Goldman, Sachs & Co.
Knight Securities L.P.
McDonald & Company Securities, Inc.
Merrill Lynch, Pierce, Fenner
Schwab Capital Markets

Shareholder Investment Plan

The plan provides shareholders a means by which to acquire shares of common stock through regular dividend reinvestment and voluntary cash payments.

For details, contact our Plan Administrator: National City Bank, Reinvestment Services, Post Office Box 94946, Cleveland, OH 44101-4946; Telephone (800) 622-6757 Fax (216) 257-8367.

Shareholder Inquiries

Shareholders may direct inquiries to the stock transfer agent:
National City Bank
Shareholder Services
P.O. Box 92301
Cleveland, Ohio 44193-0900
Telephone (800) 622-6757
Fax (216) 257-8508
e-mail: shareholderinquiries@nationalcity.com

Form 10-K and Financial Information

Shareholders, members of the financial community, and news media desiring further information or copies of the annual report or Form10-K to the Securities and Exchange Commission should contact: Douglas Dougherty, Chief Financial Officer, Marsh Supermarkets, Inc., 9800 Crosspoint Boulevard, Indianapolis, IN 46256-3350; Telephone (317) 594-2628.

Financial releases may be accessed the following way, 24 hours a day, 7 days a week:
Via the Internet at www.marsh.net

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at 10:00 a.m., Tuesday, August 5, 2003, at the Company's principal executive offices at 9800 Crosspoint Boulevard, Indianapolis, Indiana.


MARSH
FRESH I·D·E·A CARD
DISCOUNT


BUTCHER SHOP
Tender & Juicy Every Time















MARSH

Marsh Supermarkets, Inc.
9800 Crosspoint Blvd.
Indianapolis, IN 46256-3350
(317) 594-2100
www.marsh.net